

May 12, 2022

How Kok Choong
Chief Executive Officer
Agape ATP Corporation
1705-1708 Level 17, Tower 2, Faber Towers
Jalan Desa Bahagia, Taman Desa
58100 Kuala Lumpur, Malaysia

> **Re: Agape ATP Corporation**
> **Form 10-K for fiscal year ended December 31, 2021**
> **Filed March 28, 2022**
> **File No. 333-220144**

Dear Dr. Choong:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2021

Item 9A. Controls and Procedures, page 39

1. The Item 9A presentation in your Form 10-K for the fiscal year ended December 31, 2021 excluded an assessment and effectiveness conclusion, regarding disclosure controls and procedures. Please amend your Form 10-K to include all of the information required by Item 307 of Regulation S-K. In amending your filing, please also identify the version of the COSO Framework you used in your evaluation of the Company's internal control over financial reporting. In addition, the Item 4 presentation in your Form 10-Q for the nine months ended September 30, 2021 also excluded the Item 307 assessment and effectiveness conclusion. Confirm that your future Form 10-Q filings will include all of the information required by Item 307 and Item 308 of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Frank Wyman at 202-551-3660 or Ibolya Ignat at 202-551-3636 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences